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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------


                                   FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                             BIOPSYS MEDICAL, INC.
         -------------------------------------------------------------
            (Exact name of Registrant as specified in its charter)



              Delaware                                33-0578012
----------------------------------------    ---------------------------------
(State of incorporation or organization)    (IRS Employer Identification No.)


                                   3 Morgan
                           Irvine, California 92618
              (Address of principal executive offices) (Zip Code)

                                 ------------


Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                     Name of each exchange on which
    to be so registered                     each class is to be registered
    -------------------                     ------------------------------

           None                                         None



Securities to be registered pursuant to Section 12(g) of the Act:


                    Common Stock, $.001 par value per share
                   ----------------------------------------
                               (Title of Class)

                        Preferred Stock Purchase Rights
                       --------------------------------
                               (Title of Class)

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Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

         The authorized capital stock of Biopsys Medical, Inc. (the "Company") consists of 50,000,000 shares of Common Stock, $.001 par value per share, and 5,000,000 shares of Preferred Stock, $.001 par value per share.
As of October 25, 1996, 9,716,880 shares of Common Stock were outstanding, held of record by approximately 178 stockholders. No shares of Preferred Stock were outstanding as of October 25, 1996, although the Company's board of directors had approved the designation of 50,000 shares of the Preferred Stock had been designated Series A Participating Preferred Stock, $.001 par value. In addition, each outstanding share of Common Stock represented the Preferred Share Purchase Right related thereto.

COMMON STOCK, $.001 PAR VALUE PER SHARE

         The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED SHARES PURCHASE RIGHTS

         Pursuant to the Preferred Shares Rights Agreement (the "Rights Agreement") dated as of November 8, 1996, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock ("Common Shares") of the Company. The dividend is payable on January 8, 1997 (the "Payment Date") to stockholders of record as of the close of business on November 8, 1996 (the "Payment Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $90.00 (the "Purchase Price"), subject to adjustment.

         The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 3 to this Registration Statement and is incorporated herein by reference.

    RIGHTS EVIDENCED BY COMMON SHARE CERTIFICATES. The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares.

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Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

    DISTRIBUTION DATE. The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 days (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the Acquiring Person, as defined below (the "Continuing Directors")) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares, or (ii) 10 business days (or such later date as may be determined by a majority of the Continuing Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

    ISSUANCE OF RIGHTS CERTIFICATES; EXPIRATION OF RIGHTS. As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date may be issued with Rights if such shares are issued (i) upon the conversion of outstanding convertible debentures or any other convertible securities issued after adoption of the Rights Agreement or
(ii) pursuant to the exercise of stock options or under employee benefit plans or arrangements unless such issuance would result in (or create a risk that) such options, plans or arrangements would not qualify for otherwise available special tax treatment. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) November 8, 2006 (the "Final Expiration Date"), (ii) redemption or exchange of the Rights as described below, or (iii) consummation of an acquisition of the Company satisfying certain conditions by a person who acquired shares pursuant to a Permitted Offer as described below.

    INITIAL EXERCISE OF THE RIGHTS. Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $90.00 per Right, one one-thousandth share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

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    RIGHT TO BUY COMPANY COMMON SHARES.  Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding (other than pursuant to a Permitted Offer), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

    RIGHT TO BUY ACQUIRING COMPANY STOCK. Similarly, unless the Rights are earlier redeemed, in the event that, after the Shares Acquisition Date (as defined below), (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price (unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Permitted Offer, in which case the Rights will expire).

    PERMITTED OFFER. A Permitted Offer means a tender offer for all outstanding Common Shares that has been determined by a majority of the Continuing Directors to be adequate and otherwise in the best interests of the Company and its stockholders. Where the Board of Directors has determined that a tender offer constitutes a Permitted Offer, the Rights will not become exercisable to purchase Common Shares or shares of the acquiring company (as the case may be) at the discounted price described above.

    EXCHANGE PROVISION. At any time after the acquisition by an Acquiring Person of 15% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

    REDEMPTION. At any time on or prior to the close of business on the earlier of (i) the 10th day following the acquisition by an Acquiring Person (the "Share Acquisition Date") or such later date as may be determined by a majority of the Continuing Directors and publicly announced by the Company, or
(ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right.

    ADJUSTMENTS TO PREVENT DILUTION. The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

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    CASH PAID INSTEAD OF ISSUING FRACTIONAL SHARES.  No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

    NO STOCKHOLDERS' RIGHTS PRIOR TO EXERCISE. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

    AMENDMENT OF RIGHTS AGREEMENT. The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the Distribution Date without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

    RIGHTS AND PREFERENCES OF THE SERIES A PREFERRED. Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to a minimum preferential liquidation payment equal to the greater of (i) $90,000 per share or (ii) 1,000 times the per share amount to be distributed to the holders of the Common Shares. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which the Common Shares are changed or exchanged, each share of Series A Preferred will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

    Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

    CERTAIN ANTI-TAKEOVER EFFECTS. The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company or to evaluate and protect the long-term value of the Company. The Rights are not intended to prevent a takeover of the Company. The Rights may be redeemed by the Company at $.001 per Right within ten days (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with an Acquiring Person) after the accumulation of 15% or more of the Company's shares by

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a single acquiror or group.  Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

    Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

    However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

CHARTER PROVISIONS RELATING TO A CHANGE IN CONTROL

         Certain provisions of the Certificate of Incorporation and Bylaws of the Company may be considered to have anti-takeover implications. Such provisions could discourage certain attempts to obtain control of the Company, even though such attempts might be beneficial to the Company and its stockholders.

         CLASSIFIED BOARD OF DIRECTORS. The Company's Certificate of Incorporation provides that the Board of Directors shall be divided into three classes of directors with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors, as the classification of the Board of Directors generally increases the difficulty of replacing a majority of the directors.

         NOMINATIONS OF DIRECTOR CANDIDATES AND INTRODUCTION OF BUSINESS AT STOCKHOLDER MEETINGS. The Bylaws of the Company contain an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors (the "Nomination Procedure") and with regard to certain matters to be brought before any meeting of stockholders (the "Business Procedure"). The Nomination Procedure provides that only persons nominated by or at the direction of the Board of Directors or by a stockholder who has given timely written notice in proper form to the Secretary of the Company prior to the meeting, will be eligible for election as directors. The Business Procedure provides that at a meeting of stockholders only such business may be conducted as has been brought before the meeting by or at the direction of the Board of Directors or by a stockholder who has given timely written notice in proper form to the Secretary of the Company prior to the meeting of such stockholder's intention to bring business before the meeting.

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         AUTHORIZED STOCK.  The Certificate of Incorporation of the Company
authorizes 5,000,000 shares of Preferred Stock, with a par value of $.001 per share. The Certificate of Incorporation authorizes the Board of Directors to fix without further vote or action by the stockholders the designation, powers, preferences, and rights of the shares of each series of Preferred Stock and the qualifications, limitations or restrictions thereof including, but not limited to, dividend rights, conversion privileges, voting rights, terms of redemption and liquidation preferences.

         MONETARY LIABILITY OF DIRECTORS. The Certificate of Incorporation of the Company provides that to the fullest extent permitted by Delaware law, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation also incorporates any future amendments to Delaware law with respect to the elimination of such liability.

         ACTIONS BY WRITTEN CONSENT OF STOCKHOLDERS AND CALLING OF SPECIAL MEETING. The Certificate of Incorporation of the Company provides that no action may taken by the stockholders by written consent, and that stockholder actions may only be taken at an annual or special meeting of stockholders. The Company's Bylaws also provide that stockholders may not call special meetings of stockholders.

Item 2.  EXHIBITS.

         1.   Specimen certificate for the Company's Common Stock (1)

         2.   Certificate of Incorporation of the Company (2)

         3. Preferred Shares Rights Agreement, dated as of November 8, 1996, between Biopsys Medical, Inc. and Norwest Bank Minnesota, N.A., including the Certificate of Designations, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (3)

         4.   Bylaws of the Company (4)

--------------------

(1) Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Commission File No. 333-2498) declared effective by the Commission on April 30, 1996 (the "S-1 Registration Statement).

(2) Incorporated by reference to Exhibit 3.3 to the S-1 Registration Statement.

(3) Exhibit filed herewith.

(4) Incorporated by reference to Exhibit 3.5 to the S-1 Registration Statement.

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                                   SIGNATURE


    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       BIOPSYS MEDICAL, INC.


Date:  November 8, 1996
                                       By: /s/ Steven L. Gex
                                          -------------------------------------
                                               Steven L. Gex,
                                               President and Chief Executive
                                               Officer